Press Release

CAE announces the final 2020 Annual Meeting
Board of Directors election results

Montreal, Canada, August 13, 2020 – (NYSE: CAE; TSX: CAE) CAE today announced the final director election results from its 2020 Annual Meeting of Shareholders.
The following 10 nominees were elected as Directors of CAE:

Final results on all matters voted on at the Annual Meeting are filed concurrently with the securities regulators.

About CAE
CAE is a high technology company, at the leading edge of digital immersion, providing solutions to make the world a safer place. Backed by a record of more than 70 years of industry firsts, we continue to reimagine the customer experience and revolutionize training and operational support solutions in civil aviation, defence and security, and healthcare. We are the partner of choice to customers worldwide who operate in complex, high-stakes and largely regulated environments, where successful outcomes are critical. Testament to our customers’ ongoing needs for our solutions, over 60 percent of CAE’s revenue is recurring in nature. We have the broadest global presence in our industry, with approximately 10,000 employees, 160 sites and training locations in over 35 countries. www.cae.com

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LinkedIn: www.linkedin.com/company/cae

CAE contacts:

General Media:
Hélène V. Gagnon, Vice President, Public Affairs and Global Communications,
+1-514-340-5536, helene.v.gagnon@cae.com

Investor relations:
Andrew Arnovitz, Vice President, Strategy and Investor Relations,
+1-514-734-5760, andrew.arnovitz@cae.com

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